

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2021

Jonathan Klamkin
Chief Executive Officer
Aeluma, Inc.
27 Castilian Drive
Goleta, California 93117

> **Re: Aeluma, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 15, 2021**
> **File No. 333-259179**

Dear Mr. Klamkin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 24, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Cover Page, page i

1. We note your revisions in response to prior comment 1. Please revise your disclosure to state that the selling shareholders must offer and sell their shares for a fixed price for the duration of the offering. This includes the cover page, the offering section, determination of offering price section and plan of distribution. Clearly state in each section that the selling shareholders must sell at a fixed price for the duration of the offering.

Description of Securities
Section 203 of the DGCL, page 61

2. We note your response to comment 16. Please add disclosure describing Sections 2 and 3

of Article XII of your charter.

Selling Shareholders, page 62

3.    We note your response to comment 17. The beneficial ownership table on page 56 states that Steven DenBaars beneficially owns 276,755 shares of common stock. The selling stockholders table on page 62 states that he beneficially owns 376,755 shares of common stock. Please revise or clarify.

Lock-Up Agreements, page 71

4.    Please disclose your response to comment 18.

Exhibits , page II-6

5.    We note your response to prior comment 25.  Because it appears you are attempting to register the resale of shares of common stock, the legal opinion should not require the registration statement become effective or the sale of the securities in order for the securities to be validly issued, fully paid and non-assessable. Accordingly, please revise the legal opinion to (i) state that the shares of common stock are validly issued, fully paid and non-assessable and (ii) state that the shares of common stock underlying the warrants, once exercised, will be validly issued, fully paid and non-assessable.

You may contact Ernest Greene at 202-551-3733 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters.  Please contact Evan Ewing at 202-551-5920 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:    Louis Taubman